[LOGO Brocker Technology Group]

BROCKER CEO FEATURED ON WALL STREET REPORTER

Edmonton, AB - September 14, 2000. Brocker Technology Group Ltd. (Nasdaq: BTGL,
TSE: BKI, http://www.brockergroup.com), a global innovator in business-to-business communication systems, is pleased to announce that its Chief Executive Officer, Mr. Michael Ridgway, has been featured in an interview with online financial news network, Wall Street Reporter (WSR).

The interview was conducted yesterday at 5:00PM EST by WSR Senior Analyst, Mr. Sam Stone, and is currently available for viewing at the following URL on the Wall Street Reporter website (http://www.wallstreetreporter.com/interviews/sept/ 13/BrockerTechnologyGroup.htm). The interview will be posted online until Monday September 18, 2000.

To access the interview, interested parties will require the RealPlayer plug-in (available for free download at http://www.real.com/player/index.html?src=downloadr).

About Brocker Technology Group Ltd.
Brocker Technology Group Ltd. http://www.brockergroup.com is a global innovator in business-to-business communication systems focusing on application development, technical consulting services, application hosting, and vendor services (Brocker's original technology distribution and service business). Brocker's e-communications products, collectively called EC Suite (Enterprise Communication Suite), include Supercession http://www.supercession.com
(e-business       transaction       processing       software),       Bloodhound
http://www.bloodhound.co.nz (unified messaging software) and Powerphone (caller ID software that also displays all of the client's transaction history). Brocker has established partnering agreements with KPMG and PeopleSoft. Brocker's Supercession is designed to integrate with PeopleSoft's non-internet based ERP software.

About Wall Street Reporter
Wall Street Reporter (http://www.wallstreetreporter.com) is the premier information source for professional investors seeking successful new investment ideas. Each day Wall Street Reporter interviews CEOs of leading public companies which are making important news and earnings announcements. Its in-depth interviews are geared towards sophisticated investors who demand an unbiased, unscripted, first-hand perspective that enables them to make informed investment decisions.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses; the risk of obtaining financing, and other risks described in the Company's Securities and Exchange Commission filings. In addition, completion of the acquisition of Certus Project Consulting Ltd. is dependent upon completion of satisfactory due diligence, the entering into of a mutually acceptable formal agreement, and is subject to obtaining required regulatory approvals, and there is no assurance that this proposed acquisition will be completed. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

CORPORATE CONTACT
Brocker Technology Group
Robert Rowell
Tel: (800) 299-7823
Email: rrowell@brockergroup.com
Web: http://www.brockergroup.com

INVESTOR & MEDIA RELATIONS (U.S.)        INVESTOR & MEDIA RELATIONS (CANADA)
Wall Street Investor Relations      or   [GRAPHIC OMITTED][GRAPHIC OMITTED]
Ms. Lisa Arnold
Tel: (301) 907-4092                      Toll Free: (888) 301-6788
Email: larnold@wallstreetir.com          Fax: (604) 806-3367
Web: http://www.wallstreetir.com         Email: btgl@mindsharecommunications.com

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